CeriBell, Inc.

360 N. Pastoria Avenue
Sunnyvale, CA 94085

November 25, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Margaret Sawicki

Re: CeriBell, Inc.

Registration Statement on Form S-3 (File No. 333-291249)

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration by the Securities and Exchange Commission of the effective date of the above-referenced Registration Statement on Form S-3 (the “Registration Statement”) of CeriBell, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on December 1, 2025, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

CERIBELL, INC.

By:	/s/ Scott Blumberg
Scott Blumberg
Chief Financial Officer

cc:	Louisa Daniels, CeriBell, Inc.
Yawen Du, CeriBell, Inc.
Kathleen Wells, Latham & Watkins LLP
John Williams, Latham & Watkins LLP